Exhibit 1.4

SECURITIES LENDING AGREEMENT

DATED NOVEMBER 28, 2011

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

and

CROWN ASIA INVESTMENTS PTY LTD.

as Lenders

and

CREDIT SUISSE (HONG KONG) LIMITED

and

DEUTSCHE BANK AG, HONG KONG BRANCH

as Borrowers

i

This Agreement is made on November 28, 2011

between:

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED (“Melco Leisure”), details of which are set out in Part A of Schedule 1, as Lender;

(2)	CROWN ASIA INVESTMENTS PTY LTD. ABN 27 138 608 787 (“Crown Asia”), details of which are set out in Part A of Schedule 1, as Lender;

(Melco Leisure and Crown Asia, each a “Lender”, and collectively, “Lenders”);

(3)	CREDIT SUISSE (HONG KONG) LIMITED (“Credit Suisse”), details of which are set out in Part B of Schedule 1, as Borrower;

(4)	DEUTSCHE BANK AG, HONG KONG BRANCH (“Deutsche Bank”), details of which are set out in Part B of Schedule 1, as Borrower; and

(Credit Suisse and Deutsche Bank, each a “Borrower”, and collectively, “Borrowers”).

Whereas:

(A)	The Company was incorporated in the Cayman Islands on December 17, 2004 as an exempted company with limited liability.

(B)	In connection with the Listing (as defined herein), certain liquidity measures are required to facilitate liquidity of trading in Shares (as defined herein) in the Hong Kong market during the Liquidity Period (as defined herein).

(C)	The Borrowers wish to severally (and not jointly or jointly and severally) borrow Shares from the Lenders for the purpose of conducting liquidity activities to contribute to the liquidity of trading in Shares on the Hong Kong market in connection with the Listing.

(D)	As at the Latest Practicable Date, the total issued share capital of the Company is 1,612,889,072. As at the Latest Practicable Date, Melco Leisure and Crown Asia are the beneficial owners of 536,116,538 Shares and 536,116,538 Shares, respectively.

(E)	Melco Leisure has agreed to lend up to the higher of: (i) 48,386,672 Shares representing approximately 3% of the total issued share capital of the Company as at the Latest Practicable Date or (ii) the number of Shares representing approximately 3% of the total issued share capital of the Company at any time before and during the Liquidity Period, to the Borrowers for the purpose referred to in recital (C) above. Crown Asia has agreed to lend up to the higher of: (i) 64,515,563 Shares representing approximately 4% of the total issued share capital of the Company as at the Latest Practicable Date or (ii) the number of Shares representing approximately 4% of the total issued share capital of the Company at any time before and during the Liquidity Period, to the Borrowers for the purpose referred to in recital (C) above.

(F)	Each of Melco Leisure and Crown Asia has agreed to lend up to the higher of: (i) an additional 48,386,672 Shares representing approximately 3% of the total issued share capital of the Company as at the Latest Practicable Date or (ii) an additional number of Shares representing approximately 3% of the total issued share capital of the Company at any time before and during the Liquidity Period, to the Borrowers provided that each of Melco Leisure and Crown Asia has already lent the Shares each of them has agreed to lend in recital (E) above, to the Borrowers and the Borrowers have utilized all such Shares pursuant to this Agreement.

(G)	The Borrowers and the Lenders have agreed to enter into securities lending transactions subject to the terms and conditions of this Agreement.

(H)	As part of the liquidity measures, the Borrowers and Melco Leisure have entered into a Sale and Repurchase Agreement on the same date of this Agreement, pursuant to which Melco Leisure has agreed to sell to, and repurchase from, the Borrowers, a certain number of Shares to facilitate liquidity of trading in Shares in the Hong Kong market during the Liquidity Period.

IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Accretions” means all money, securities and other rights or options (whether granted by the Company or a trustee, government or government authority) other than Income attaching to the Shares as a result of any Relevant Event during the Loan Period and including, without limitation (a) any bonus or capitalisation shares, (b) any property issued pursuant to a dividend in specie, (c) in the case of a rights issue, any securities or other rights taken up and (d) (except to the extent the entitlements in respect of rights have been taken up and taken into account as Accretions) any amounts payable to the holders of Shares for disposal on their behalf under the terms of the rights issue of rights not taken up;

“Act of Insolvency” means in relation to a Party:

(a)	it making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors; or

(b)	it admitting in writing that it is unable to pay its debts as they become due; or

(c)	it seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property; or

(d)	the presentation or filing of a petition in respect of it (other than by any other Party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging the bankruptcy, winding-up or insolvency of such Party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such petition (except in the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing;

(e)	the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such Party over all or any material part of such Party’s property;

(f)	the convening of any meeting of its creditors for the purpose of considering a voluntary arrangement; or

(g)	anything occurs under the law of any jurisdiction which has a substantially similar effect to any of the events set out in the above paragraphs of this definition.

“Borrowing Request” means in relation to a Loan of Shares, a request made by the Borrowers (or any one of them) to the Lenders (or any one of them) pursuant to Clause 2 (either by telephone communication or in writing, in each case in accordance with Clause 14), providing all relevant details specified in Schedule 2 herein;

“Business Day” means a day (other than a Saturday or Sunday) on which (i) commercial banks are generally open for normal banking business in Hong Kong, Macau, Melbourne and the United States, (ii) the HK Register is open for transfer of Shares, and (iii) the trading and settlement of Shares can take place on the Stock Exchange;

“CCASS” means the Central Clearing and Settlement System operated by Hong Kong Securities and Clearing Company Limited;

“Close of Business” means in relation to any Business Day, 6:00 p.m. (Hong Kong time) on that Business Day;

“Company” means Melco Crown Entertainment Limited;

“Collector” means the Collector of Stamp Revenue appointed under section 3 of the Stamp Duty Ordinance;

“Equivalent Shares” means:

(a)	shares of an identical type, nominal value, description and amount to the Loaned Shares; or

(b)	to the extent not already paid, delivered or made available under Clause 5.1 of this Agreement, if, prior to the redelivery of Equivalent Shares in respect of each Loan, the Loaned Shares are the subject of any Relevant Event, the Resulting Assets deriving from or referable to Shares of an amount, type, nominal value and description identical to the Loaned Shares;

and such term shall include the certificates and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate) and “equivalent to” shall be construed accordingly;

“Event of Default” means an event set out in Clause 9 of this Agreement.

“HK Register” means the Hong Kong register of members of the Company;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock” means stock the transfer of which is required to be registered in Hong Kong;

“Income” means all cash entitlements payable or accruing to or for the benefit of the holders for the time being of the Shares (or, following any Relevant Event, the relevant Resulting Assets) otherwise than for new cash consideration or payment by the holder of the Shares (or Resulting Assets) and including, without limitation, any dividends, distributions and interest;

“Latest Practicable Date” means November 23, 2011, being the latest practicable date used for ascertaining information in the Listing Document;

“Liquidity Period” means the 30-day period from and including the Listing Date (as defined in the Listing Document);

“Listing” means the commencement of dealings in the Shares on the Stock Exchange;

“Listing Document” means the Listing Document relating to the Company which is expected to be published on or around November 30, 2011;

“Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Loan” means any agreement or transaction entered into, and carried out, under this Agreement, pursuant to which the Lenders (or any one of them) will lend the Shares to the Borrowers;

“Loan Period” in relation to any Loan and the relevant Loaned Shares, means the period from the time the Loan is concluded up to the time the obligation to redeliver Equivalent Shares is performed or terminated;

“Loaned Shares” means Shares which are the subject of a Loan and which shall be treated as outstanding Loaned Shares until such time as the obligation to redeliver Equivalent Shares is performed or terminated;

“Macau” means the Macau Special Administrative Region of the People’s Republic of China;

“Parties” means the Lenders and the Borrowers and “Party” shall be construed accordingly;

“Relevant Event” means each of the events referred to in the definition of Resulting Assets and all other similar events;

“Resulting Assets” means, following any Relevant Event effective prior to the redelivery of any Equivalent Shares, the securities, rights, options, moneys or assets deriving from or referable to the Shares the subject of the Relevant Event including, without limitation (a) the securities, rights or options deriving from any conversion, sub-division, pre-emption or consolidation of the Loaned Shares, (b) in the case of any bonus or capitalisation or rights issue or securities or other property issued by way of a dividend in specie, the Loaned Shares in respect of which the relevant entitlement arose together with all resulting Accretions, (c) the proceeds of any redemption of Loaned Shares, (d) the consideration payable or rights deliverable under the terms of any takeover, and (e) following any other event as a result of which the Loaned Shares have ceased to be listed on the Stock Exchange, and if but only if the Borrowers so elect, a sum of money equivalent to the value of such Loaned Shares based on the last price traded on the Stock Exchange;

“Rules” means the Listing Rules, the Stamp Duty Ordinance, the General Rules and Operational Procedures of CCASS in effect from time to time, and the requirements of any regulatory authority whose rules and regulations shall from time to time affect the activities of the Parties pursuant to this Agreement, including but not limited to the rules issued by or promulgated by, the Securities and Futures Commission of Hong Kong (the “SFC”) and the Stock Exchange;

“SFO” means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“securities lending” has the same meaning as “stock borrowing” in section 19(16) of the Stamp Duty Ordinance;

“Settlement Date” means, in relation to a Loan or proposed Loan of Shares, the date upon which such Shares are or are to be transferred to the Borrowers in accordance with this Agreement;

“Shares” means ordinary shares of par value US$0.01 each in the capital of the Company;

“Stamp Duty Ordinance” means the Stamp Duty Ordinance (Cap. 117 of the Laws of Hong Kong);

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“United States” means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“U.S. dollar(s)” or “US$” means United States dollar(s), the lawful currency of the United States.

1.2	All headings appear for convenience only and shall not affect the interpretation of this Agreement.

1.3	Notwithstanding the use of expressions such as “borrow”, “lend”, “redeliver” etc. which are used to reflect terminology used in the market for transactions of the kind provided for in this Agreement, title to Shares “borrowed” or “lent” in accordance with this Agreement shall pass from one Party to another as provided for in this Agreement, the Party obtaining such title being obliged to redeliver Equivalent Shares in accordance with this Agreement.

1.4	Each reference in this Agreement to any Shares, securities or other assets being sold, delivered, redelivered, transferred, borrowed or lent etc. “with full title guarantee” means:

(a)	on terms that, on the relevant Settlement Date or other effective date for the sale, delivery or transfer etc. of such securities or other assets, the transferor shall, and shall be deemed (i) to covenant that it has the right to sell, deliver and transfer the full legal and beneficial interest in such securities or other assets; and (ii) to waive all rights of pre-emption (if any) which it or its nominee(s) may have in respect of such securities or other assets (whether under the Company’s articles of association or otherwise);

(b)	together with all dividends, distributions and other rights attaching to it; and

(c)	free of all liens, charges, encumbrances, claims, options, rights of set-off and other third party rights of whatever description or nature, other than any lien routinely imposed on Shares or securities held in a relevant clearing system.

1.5	Any reference in this Agreement to an ordinance, regulation or other legislation shall include a reference to any statutory modification or re-enactment thereof for the time being in force.

1.6	Any reference in this Agreement to a person shall include a reference to a body corporate.

1.7	Any reference to the singular shall include a reference to the plural and vice versa.

1.8	The schedules shall form part of this Agreement and shall have the same force and effect as if expressly set out in the body of the Agreement, and any reference to this Agreement shall include the schedules.

1.9	All references to time are to Hong Kong time.

1.10	All warranties, representations, indemnities, covenants, undertakings and obligations given or entered into by more than one person in this Agreement are given or entered into severally (and not jointly or jointly and severally).

2.	LOANS OF SHARES

2.1	Melco Leisure will lend to the Borrowers up to, and the Borrowers agree to severally (and not jointly or jointly and severally) borrow from Melco Leisure up to, the higher of:

(a)	48,386,672 Shares representing approximately 3% of the total issued share capital of the Company as at the Latest Practicable Date; or

(b)	the number of Shares representing approximately 3% of the total issued share capital of the Company at any time before and during the Liquidity Period,

on one or more occasions during the Liquidity Period, subject to Clause 4.2 and otherwise in accordance with the terms and conditions of this Agreement, provided that Melco Crown shall have received from the Borrowers (or any one of them) a Borrowing Request containing the information set out in Schedule 2 at any time before or during the Liquidity Period.

2.2	Crown Asia will lend to the Borrowers up to, and the Borrowers agree to severally (and not jointly or jointly and severally) borrow from Crown Asia up to, the higher of:

(a)	64,515,563 Shares representing approximately 4% of the total issued share capital of the Company as at the Latest Practicable Date; or

(b)	the number of Shares representing approximately 4% of the total issued share capital of the Company at any time before and during the Liquidity Period,

on one or more occasions during the Liquidity Period, subject to Clause 4.2 and otherwise in accordance with the terms and conditions of this Agreement, provided that Crown Asia shall have received from the Borrowers (or any one of them) a Borrowing Request containing the information set out in Schedule 2 at any time before or during the Liquidity Period.

2.3	Each of Melco Leisure and Crown Asia will lend to the Borrowers up to, and the Borrowers agree to severally (and not jointly or jointly and severally) borrow from each of Melco Leisure and Crown Asia up to, the higher of:

(a)	an additional 48,386,672 Shares representing approximately 3% of the total issued share capital of the Company as at the Latest Practicable Date; or

(b)	an additional number of Shares representing approximately 3% of the total issued share capital of the Company at any time before and during the Liquidity Period,

on one or more occasions during the Liquidity Period, subject to Clause 4.2 and otherwise in accordance with the terms and conditions of this Agreement, provided that the Lenders shall be under no obligation to lend additional Shares unless they (or any of them) have received from the Borrowers (or any one of them) a Borrowing Request containing the information set out in Schedule 2 at any time before and during the Liquidity Period and provided that each of Melco Leisure and Crown Asia has already lent the Shares each of them has agreed to lend under Clauses 2.1 and 2.2, respectively, to the Borrowers and the Borrowers have utilized all such Shares pursuant to this Agreement.

2.4	Each of the Borrowers has the right to reduce the number of Shares referred to in a Borrowing Request PROVIDED THAT it has notified the relevant Lender(s) in writing of such reduction no later than 6:00 p.m. on the day which is one Business Days prior to the Settlement Date (unless otherwise agreed in writing between the Parties).

2.5	Notwithstanding the provisions in this Agreement with respect to when a Loan occurs, a Loan hereunder shall not occur until the relevant Shares (reduced if necessary pursuant to Clause 2.3) shall have been delivered to the relevant Borrower or Borrowers (as the case may be), in accordance with the delivery instructions set out in the Borrowing Request.

2.6	Notwithstanding the provisions in this Agreement and in particular Clauses 5.1 and 5.2, the Lenders shall have the right to call for the redelivery of all or any Equivalent Shares in respect of a Loan from the Borrowers (or any one of them) by giving the relevant Borrower(s) a prior written notice of not less than seven (7) Business Days at any time throughout the duration of the Loan and/or the continuance of this Agreement. If redelivery of the Equivalent Shares is called for by the Lenders, (i) the obligations of the relevant Borrower(s) to redeliver the Equivalent Shares under this Agreement shall terminate and (ii) the total costs and expenses reasonably incurred in connection with the purchase or borrowing of such Shares or securities on the Stock Exchange and/or the NASDAQ Global Select Market for the purpose of conducting liquidity activities to contribute to the liquidity of trading in Shares on the Stock Exchange during the Liquidity Period as a result and which would not have been incurred if the Lenders did not call for the redelivery of all or any Equivalent Shares in respect of a Loan from the Borrowers (or any of them), including but not limited to, where applicable, any financing cost, stamp duty, transaction levy, trading fee and brokerage commission but excluding any purchase price, shall be treated and reimbursed as part of the expenses associated with the Listing for which the Lenders and the Borrowers are not responsible.

2.7	The Parties agree that in respect of each Loan, the Borrowers are not required to pay the Lenders any interest or consideration or fee and that no collateral (cash or otherwise) shall be provided by the Borrowers to the Lenders. The Borrowers shall however have an obligation to redeliver the Equivalent Shares in accordance with the terms of this Agreement.

2.8	A Lender shall not be required to lend to a Borrower the number of Shares set out in a Borrowing Request if and to the extent that, as at the time of the making of that Borrowing Request, the number of Shares requested under that Borrowing Request, when taken together with the Shares already loaned by that Lender to the Borrowers under this Agreement, exceeds the number of Shares which the Borrowers may borrow from that Lender under this Agreement.

2.9	For the purposes of compliance with section 171 of the SFO, (i) Melco Leisure hereby confirms that it has, and at all times during the continuance of this Agreement will have, sufficient Shares available to lend to the Borrowers to satisfy any Borrowing Request made under Clauses 2.1 and 2.3 and (ii) Crown Asia hereby confirms that it has, and at all times during the continuance of this Agreement will have, sufficient Shares available to lend to the Borrowers to satisfy any Borrowing Request made under Clauses 2.2 and 2.3.

2.10	For the avoidance of doubt, subject to the other provisions of this Clause 2, a Borrower may make more than one Borrowing Request before and/or during the Liquidity Period provided that all Borrowing Requests, taken in aggregate, shall not be for Shares in excess of the maximum number of Shares which the Borrowers may borrow under Clauses 2.1, 2.2 and 2.3, respectively.

3.	DELIVERY OF SHARES

3.1	If the Borrowers (or any one of them) stipulate in the relevant Borrowing Request for the Shares to be delivered within CCASS, the relevant Lender or Lenders (as the case may be) shall deliver or procure the delivery of such Shares to the relevant Borrower(s) for immediate credit to the stipulated CCASS account in accordance with the Borrowing Request, and such Shares shall be deemed to have been delivered by the relevant Lender(s) to such Borrower(s) when credited to the CCASS account designated by such Borrower(s) in the Borrowing Request.

3.2	If the Borrowers (or any one of them) stipulate in the relevant Borrowing Request that the Shares should be delivered outside CCASS, the relevant Lender or Lenders (as the case may be) shall deliver such Shares in accordance with the Borrowing Request together with share certificates and appropriate instruments of transfer duly stamped where necessary and such other instruments as may be required to vest full right, title and interest to such Shares in the relevant Borrower(s). Such Shares shall be deemed to have been delivered by the relevant Lender(s) to such Borrower(s) on delivery to such Borrower(s), or as it/they shall direct, of the relevant share certificates and instruments of transfer or, in the case of Shares held by an agent or a clearing or settlement system, on the effective instructions to such agent or the operator of such system to hold the Shares absolutely for such Borrower(s), or by such other means as shall be agreed.

3.3	In all circumstances, the Borrowers must give the Lenders the Borrowing Request by no later than 6:00 p.m. at least two (2) Business Day before the Settlement Date set out in the Borrowing Request.

3.4	If a Lender fails to deliver or procure the delivery of Shares to the relevant Borrower(s) in accordance with clause 3.1 or 3.2 (where applicable), and where the relevant Borrower(s) purchases or borrows Shares or securities on the Stock Exchange and/or the NASDAQ Global Select Market for the purpose of conducting liquidity activities to contribute to the liquidity of trading in Shares on the Stock Exchange during the Liquidity Period, the total costs and expenses reasonably incurred in connection with the purchase or borrowing of such Shares or securities as a result and which would not have been incurred if the relevant Lender did not fail to deliver or procure the delivery of Shares to the relevant Borrower(s) including but not limited to, where applicable, any financing cost, fine, stamp duty, transaction levy, trading fee and brokerage commission but excluding any purchase price, shall be treated and reimbursed as part of the expenses associated with the Listing for which the Lenders and the Borrowers are not responsible.

4.	RIGHTS AND TITLE

4.1	The Parties shall execute and deliver all necessary documents and give all necessary instructions to procure that all right, title and interest in:

(a)	any Shares borrowed pursuant to Clause 2; and

(b)	any Equivalent Shares redelivered pursuant to Clause 5,

shall pass from one Party to the other Party subject always to Clause 4.2 and to the terms and conditions of this Agreement on delivery or redelivery of the same in accordance with this Agreement, with full title guarantee. If the Shares are transferred through CCASS (as the case may be), delivery and transfer of right, title and interest shall take place in accordance with the rules and procedures of CCASS (as the case may be) as are in force from time to time. The Party acquiring such right, title and interest shall have no obligation to return or redeliver any of the assets so acquired but, in so far as any Shares are borrowed, the relevant Borrower shall be obliged, subject to the terms of this Agreement, to redeliver the Equivalent Shares in accordance with the provisions of Clause 5 of this Agreement.

4.2	The Parties agree that any Loan entered into pursuant to the terms of this Agreement will only take effect on or after Listing. If a Lender delivers any Shares to a Borrower before Listing, such Borrower shall hold those Shares on trust as bare trustee for such Lender (where the relevant Lender shall remain absolutely entitled to the relevant Shares). Upon Listing, the Borrower may apply such Shares to give effect to a Loan and will cease to hold any such Shares so delivered on such trusts and all right, title and interest in the Shares will pass to the Borrower absolutely. The Borrower shall not dispose of the Shares to any third party until such right, title and interest has so passed. If Listing does not occur by December 31, 2011, the holding of the Shares by the Borrower as bare trustee shall terminate automatically, and the Borrower shall transfer the Shares back to such Lender.

4.3	In the event of any consolidation or sub-division of Shares taking place whilst there are Loaned Shares, the number of Shares to be re-delivered by the relevant Borrower to the relevant Lender pursuant to Clause 5 shall from time to time be determined in accordance with the following formula:

B	x	C
A

where :	A:	is the nominal value of one Share immediately after such alteration.

	B:	is the nominal value of one Share immediately before such alteration.

	C:	is the number of Loaned Shares.

Such adjustment shall become effective immediately after such consolidation or sub- division takes effect.

4.4	Nothing in this Agreement shall be construed as an offer by the Lenders to any person of any of the Shares, nor constitute the Borrowers as the Lenders’ agents in making such offer.

5.	REDELIVERY OF EQUIVALENT SHARES

5.1	Each of the Borrowers undertakes severally (and not jointly or jointly and severally) to redeliver the Equivalent Shares in respect of each Loan made hereunder with full title guarantee in accordance with this Agreement. Each of the Borrowers shall severally (and not jointly or jointly and severally) re-deliver the Equivalent Shares in accordance with Clause 5.6 unless the parties agree otherwise, on or before the date which is:

(a)	2 Business Days after the expiry of the Liquidity Period, if the Borrowers do not use any of the Shares borrowed pursuant to Clause 2 to conduct liquidity activities to contribute to the liquidity of trading in Shares on the Hong Kong market during the Liquidity Period; or

(b)	10 Business Days after the expiry of the Liquidity Period, in all other instances.

For the avoidance of doubt, any reference in this Agreement or in any other Agreement or communication between the Parties (howsoever expressed) to an obligation to redeliver or account for or act in relation to Loaned Shares shall accordingly be construed as a reference to an obligation to redeliver or account for or act in relation to the Equivalent Shares.

5.2	Notwithstanding Clause 5.1, following the occurrence of an Event of Default in respect of a Borrower, the relevant Lender may call for the redelivery of all or any Equivalent Shares in respect of a Loan at any time by giving notice to such Borrower by no later than three (3) Business Days prior to the due date of redelivery specifying the number of Equivalent Shares and the date for such redelivery. Such Borrower shall redeliver such Equivalent Shares not later than the date of redelivery specified in such notice in accordance with Clause 5.6.

5.3	If such Borrower does not redeliver Equivalent Shares in accordance with Clauses 5.1 or 5.2, the relevant Lender may elect to continue the Loan for a period of less than twelve months from the date the Loan was first made provided that if the relevant Lender does not elect to continue the Loan it may by written notice to such Borrower elect to terminate the Loan.

5.4	If such Borrower fails to re-deliver the Equivalent Shares as required by this Agreement then the relevant Lender shall have the option (but shall not be obliged) to exercise a “buy-in” whereby the relevant Lender shall acquire the Equivalent Shares in the open market at the most favourable price reasonably obtainable provided that the relevant Lender shall have given such Borrower not less than four (4) Business Days’ prior notice of the intention to effect such a “buy-in”. Such Borrower shall reimburse the relevant Lender for the total costs and expenses reasonably incurred in connection with the acquisition of such Equivalent Shares including but not limited to, the purchase price and any stamp duty, transaction levy, trading fee and brokerage commission. To the extent that such a buy-in is effected, the obligation of the relevant Parties to redeliver, and to accept redelivery of, the Equivalent Shares shall terminate.

5.5	The Borrowers (or any one of them) shall be entitled at any time to terminate all or part of a Loan and to redeliver all or any Equivalent Shares due and outstanding under that Loan (or part of a Loan) to the relevant Lender or Lenders (as the case may be) in accordance with Clause 5.6 and such Lender(s) shall accept such redelivery, provided such redelivery is made in accordance with the terms of this Agreement.

5.6	Provided the Equivalent Shares comprise Shares, the Borrowers (or any one of them) shall be entitled to redeliver the Equivalent Shares in Hong Kong through CCASS, to Computershare Hong Kong Investor Services Limited or such other CCASS participant the details of which the relevant Lender or Lenders (as the case may be) shall have provided to the relevant Borrower(s) not less than three (3) Business Days prior to the due date of redelivery. If the Equivalent Shares do not only comprise Shares, or if the Lenders (or any one of them) request the relevant Borrower(s) to redeliver the Equivalent Shares in the form of physical share certificates, all additional costs and expenses incurred by it and/or the relevant Lender(s) (including CCASS withdrawal charges) as a result and which would not have been incurred if the Equivalent Shares had been Shares redelivered through CCASS shall be treated and reimbursed as part of the expenses associated with the Listing for which the Lenders and the Borrowers are not responsible.

6.	INCOME, ACCRETIONS AND OUTGOINGS

6.1	If any Income becomes payable, or any Accretion attaches, in respect of the Loaned Shares at any time during the Loan Period, the relevant Borrower shall as soon as practicable after the date of receipt of the Income or Accretion, or such other date as the relevant Lender and the relevant Borrower may from time to time agree:

(a)	pay to the relevant Lender an amount equal to the amount of such Income which is payable in respect of the equivalent amount of Loaned Shares and which the relevant Lender would have been entitled to receive had the Loaned Shares not been borrowed and were held by the relevant Lender on the Income payment date; or

(b)	pay, deliver or make available to the relevant Lender any Accretion or, if such Accretion is not payable or deliverable, a payment equal to the value to the relevant Lender of that Accretion had it been payable or deliverable to the relevant Lender, together with any such endorsements or assignments as shall be customary and appropriate, provided that irrespective of whether the Borrowers (or any of them) have received such Income or Accretion and regardless of any disposal of the Loaned Shares by the Borrowers (or any of them) the relevant Borrower shall pay any amount referred to in paragraphs (a) or (b) above to the relevant Lender no later than 30 days after the date of payment or issue of the corresponding Income or Accretion.

For the purposes of this Agreement, Income shall be treated as having become payable or arisen during the Loan Period if the date the Loaned Shares are first traded “ex” the right to the relevant Income falls within the Loan Period.

6.2	At the time of redelivery of the Equivalent Shares (or at such earlier time as the relevant Borrower or Borrowers (as the case may be) shall be obliged to make any payment or delivery in respect of the obligation in question), the relevant Lender or Lenders (as the case may be) shall pay to the relevant Borrower or Borrowers (as the case may be) an amount equal to the aggregate amount of:

(a)	all liabilities and obligations incurred and paid or payable by such Borrower or Borrowers (as the case may be) which fall or have fallen to be paid or satisfied by the holders of the Equivalent Shares at any time during the Loan Period, and any other liabilities and obligations incurred and paid or payable by such Borrower or Borrowers (as the case may be) in respect of the Loaned Shares (including any deductions and withholdings with respect to any capitalized Income and Accretions) for which the relevant Lender or Lenders (as the case may be) would have been liable if the Shares had been retained by such Lender or Lenders (as the case may be) and not loaned to the Borrower or Borrowers (as the case may be); and

(b)	all amounts legally paid by any person (other than a Lender) by way of consideration for any Accretions which are delivered to the relevant Lender or Lenders (as the case may be) as part of the Equivalent Shares.

6.3	If at any time during the Loan Period, voting rights with respect to the Shares become exercisable, a Borrower shall, to the extent not in violation of any applicable laws and regulations, exercise such voting rights in accordance with the instructions of the relevant Lender provided that such Lender has provided written instructions with respect to the Shares it has lent at least five (5) Business Days prior to the exercise of such voting rights.

6.4	Subject to Clause 6.1, where, in respect of any Loaned Shares, any rights or options arising in respect of those Shares as a result of a Relevant Event which require an election to be made by the holder for the time being of those Shares as to the exercise of such rights or options prior to the redelivery of Equivalent Shares and to the extent not in violation of any applicable laws and regulations to exercise such rights or options, then the relevant Lender or Lenders (as the case may be) may, at least three (3) Business Days prior to the latest time for the exercise of the right or option, give written notice to the relevant Borrower(s) that, upon redelivery of Equivalent Shares, it/they wish to receive Equivalent Shares in such form as will arise if the right or option is exercised or, in the case of a right or option which may be exercised in more than one manner as specified in such written notice.

7.	LENDERS’ WARRANTIES AND UNDERTAKINGS

Each of the Lenders hereby severally (and not jointly or jointly and severally) warrants and undertakes to each of the Borrowers, on a continuing basis to the intent that such warranties and undertakings shall survive the completion of any transaction contemplated by this Agreement, that:

(a)	it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(b)	it is not restricted in any manner from lending Shares in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)	it is absolutely entitled to pass full legal and beneficial title of all Shares provided by it under this Agreement to the Borrowers with full title guarantee;

(d)	the Shares provided by it under this Agreement will be fully paid, rank pari passu in all respects with the other ordinary shares of the Company and be fully entitled to dividends;

(e)	it is acting for its own account, and it has made its own independent decisions to enter into the Loan on the terms and conditions set out in this Agreement and as to whether the Loan is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the Borrowers as investment advice or as a recommendation to enter into the Loan; it being understood that information and explanations related to the terms and conditions of the Loan shall not be considered investment advice or a recommendation to enter into the Loan. No communication (written or oral) received from the Borrowers shall be deemed to be an assurance or guarantee as to the expected results of the Loan;

(f)	it is acting as principal in respect of this Agreement; and

(g)	this Agreement constitutes its legal, valid and binding obligations.

8.	BORROWERS’ WARRANTIES AND UNDERTAKINGS

8.1	Each of the Borrowers hereby severally (and not jointly or jointly and severally) warrants and undertakes to each of the Lenders on a continuing basis to the intent that such warranties and undertakings shall survive the completion of any transaction contemplated by this Agreement that:

(a)	it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(b)	it is not restricted under the terms of its constitution or in any other manner from borrowing Shares in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)	it is absolutely entitled to sell or transfer all Equivalent Shares provided by it under this Agreement to the Lenders with full title guarantee;

(d)	it is acting for its own account, and it has made its own independent decisions to enter into the Loan on the terms and conditions set out in this Agreement and as to whether the Loan is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the Lenders as investment advice or as a recommendation to enter into the Loan; it being understood that information and explanations related to the terms and conditions of the Loan shall not be considered investment advice or a recommendation to enter into the Loan. No communication (written or oral) received from the Lenders shall be deemed to be an assurance or guarantee as to the expected results of the Loan;

(e)	it is acting as principal in respect of this Agreement; and

(f)	this Agreement constitutes its legal, valid and binding obligations.

8.2	Each of the Borrowers hereby severally (and not jointly or jointly and severally) warrants and undertakes to the Lenders on a continuing basis to the intent that such warranties and undertakings shall survive the completion of any transaction contemplated by this agreement that it is borrowing or will borrow Hong Kong Stock under this Agreement only for one or more of the following “specified purposes” as permitted by section 19 of the Stamp Duty Ordinance, namely:

(a)	to settle a contract to sell such Hong Kong Stock wherever effected, whether by the Borrower or another person;

(b)	to settle a future contract to sell such Hong Kong Stock whether agreed or not when the transaction is effected and whether by the Borrower or another person;

(c)	to replace, in whole or in part, Hong Kong Stock obtained by the Borrower under another stock borrowing;

(d)	to lend the Hong Kong Stock to another borrower who effects a stock borrowing in respect of the same; or

(e)	such other purpose as the Collector may, in writing, agree.

8.3	Each of the Borrowers hereby severally (and not jointly or jointly and severally) undertakes to the Lenders to use reasonable endeavours to:

(a)	register this Agreement with the Collector and provide the Collector with:

(i)	such fees as may be specified by the financial secretary of Hong Kong for the purposes of section 19(12A) of the Stamp Duty Ordinance;

(ii)	two copies of this Agreement, of which they must be either an executed copy and a certified true copy of this Agreement or two certified true copies of this Agreement;

(iii)	a duly completed stock borrowing and lending agreement registration form; and

(iv)	such other documents and such particulars and information as the Collector may require,

before the expiry of thirty (30) days after the Loan is effected;

(b)	comply with all filing and reporting obligations and do all other acts and things as may be required from time to time by the Collector and any applicable rules and regulations for the time being in force in order to qualify for stamp duty relief in respect of the stock borrowed and stock re-delivered hereunder.

8.4	The Borrowers shall, as appropriate, severally (and not jointly or jointly and severally) comply with the provisions of the Stamp Duty Ordinance in relation to borrowing of Hong Kong Stock, in particular as to stock returns and the purposes for which the Hong Kong Stock is obtained as referred to in this Clause 8.

9.	EVENTS OF DEFAULT

9.1	Each of the following events occurring in relation to any Party (the “Defaulting Party”, the other Parties, the “Non-Defaulting Parties) shall be an Event of Default:

(a)	an Act of Insolvency occurring with respect to a Lender or a Borrower;

(b)	any representations or warranties made by a Lender or a Borrower being incorrect or untrue when made or repeated or deemed to have been made or repeated;

(c)	a Lender or a Borrower admitting to the other that it is unable to, or it intends not to, perform any of its obligations under this Agreement and/or in respect of any Loan; or

(d)	a Borrower being declared in default by the appropriate authority under the Rules or being suspended or expelled from membership of or participation in any securities exchange or association or other self regulatory organization, or suspended in dealing in securities by any government agency such that such Borrower can no longer undertake the liquidity activity to contribute to the liquidity of trading in Shares on the Stock Exchange as contemplated by this Agreement.

9.2	Each Party shall notify the other Parties as soon as it becomes aware of an Event of Default occurring in relation to it.

9.3	Following the occurrence of an Event of Default in respect of a Borrower, the Lender that has lent Loaned Shares to such Borrower may elect to call for the redelivery of all or any Equivalent Shares in respect of such outstanding Loans pursuant to Clause 5.2 of this Agreement and/or terminate its participation in this Agreement by written notice to such Borrower.

9.4	Following the occurrence of an Event of Default in respect of a Lender, the Borrower that has borrowed Shares from such Lender may terminate its participation in this Agreement by written notice to such Lender and redeliver all or any Equivalent Shares and any accrued but unpaid or undelivered Income or Resulting Assets due to such Lender.

10.	AUTOMATIC TERMINATION

If Listing has not occurred by December 31, 2011, this Agreement shall terminate automatically at that time.

11.	OBSERVANCE OF PROCEDURES

11.1	The Parties agree that in taking any action that may be required in accordance with this Agreement they shall observe strictly the procedures and timetable applied by the Rules and, further, the Borrowers and the Lenders shall observe strictly any agreement (oral or otherwise) as to the time for delivery or redelivery of any money or Shares or Equivalent Shares pursuant to this Agreement.

11.2	Without prejudice to the generality of Clause 11.1, each Party undertakes that it shall promptly comply with all filing and reporting obligations and do all other necessary acts and things as may be required by the Collector from time to time.

12.	SEVERANCE

If any provision of this Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from this Agreement and the remaining provisions of this Agreement shall remain in full force and effect. This Agreement shall, however, thereafter be amended by the Parties in writing in such reasonable manner so as to achieve, without illegality, the intention of the Parties with respect to that severed provision.

13.	SPECIFIC PERFORMANCE

Each Party agrees that in relation to any legal proceedings it will not seek specific performance of any other Party’s obligation to deliver or redeliver Shares or Equivalent Shares in circumstances where the Shares are suspended from trading on the Stock Exchange but without prejudice to any other rights it may have.

14.	NOTICES

14.1	All notices or other communication issued under this Agreement (other than Borrowing Requests made by telephone) shall be in writing (and shall include facsimile transmission) and shall be deemed validly delivered:

(a)	in the case of a notice delivered to the Lenders, if marked for the attention of the persons specified in Part A of Schedule 1 and left at the relevant addresses or sent to the relevant facsimile numbers as specified in Part A of Schedule 1;

(b)	in the case of a notice delivered to the Borrowers, if marked for the attention of the persons specified in Part B of Schedule 1 and left at the relevant addresses or sent to the relevant facsimile numbers specified in Part B of Schedule 1, or such other addresses or facsimile numbers as each Party may notify in writing to the other Parties.

14.2	In the case of telephone Borrowing Requests, the information referred to in the form set out in Schedule 2 shall be communicated by telephone (and confirmed by facsimile at the facsimile numbers specified in Part A of Schedule 1) to the Lenders at the telephone numbers specified in Part A of Schedule 1.

15.	ASSIGNMENT

This Agreement is personal to the Parties. Accordingly neither the Lenders nor the Borrowers may, without the prior written consent of the other Party, assign the benefit of all or any of the other Party’s obligations under this Agreement.

16.	WAIVER

No failure or delay by either Party to exercise any right, power or privilege under this Agreement shall operate as a waiver of that right, power or privilege nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise of that right, power or privilege or the exercise of any other right, power or privilege as provided in this Agreement.

17.	TIME

Any deadline, time, date or period mentioned in this Agreement may be extended by mutual agreement of the Parties but, subject to that, time shall be of the essence of this Agreement.

18.	RECORDING

The Parties agree that each may electronically record all telephone conversations relating to all the matters under this Agreement between them.

19.	FEES, SECURITY, ETC,

19.1	The Parties acknowledge that no fees will be payable by either Party for or in connection with any Loan of Shares under this Agreement.

19.2	The Lenders confirm that no collateral is to be provided by the Borrowers for or in connection with any Loan of Shares under this Agreement.

19.3	The total costs and expenses of all registration, stamp and transfer taxes, depositary fees, duties and levies payable (by both or either of the Lenders and the Borrowers) as a result of the transactions (if any) contemplated by this Agreement, including but not limited to costs for arranging the payment of all such fees, taxes, duties and levies, including fulfilling any administrative or reporting obligation in connection with the payment of such fees, taxes, duties and levies, shall be treated and reimbursed as part of the expenses associated with the Listing for which the Lenders and the Borrowers are not responsible.

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement is governed by, and shall be construed in accordance with, Hong Kong laws.

20.2	The Parties irrevocably agree that the courts of Hong Kong are to have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought in such courts. The Parties irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

20.3	Each of the Lenders hereby appoints the person identified in Part A of Schedule 1 as its agent to receive on its behalf service of process in the courts of Hong Kong. If such an agent ceases to be an agent of such Lender, such Lender shall promptly appoint and notify the other Party of the identity of its new agent in Hong Kong.

21.	MISCELLANEOUS

21.1	The Lenders agree that they are professional investors and agree to being so treated in the terms set out in Schedule 3 to this Agreement.

21.2	The Borrowers and the Lenders acknowledge that this Agreement is a “securities lending arrangement” for the purposes of section 26BC of the Income Tax Assessment Act 1936 (Cth).

21.3	This Agreement together with any Borrowing Request constitutes the entire agreement and understanding of the Parties with respect to its subject matter and supersedes all oral communications and prior writings with respect thereto.

21.4	No amendment in respect of this Agreement will be effective unless in writing (including by facsimile transmission) and executed by each of the Parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

21.5	The obligations of the Parties under this Agreement will survive the termination of any Loan.

21.6	The warranties contained in Clauses 7 and 8 will survive termination of this Agreement for so long as any obligations of either of the Parties pursuant to this Agreement remain outstanding.

21.7	Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

21.8	This Agreement (and each amendment in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

IN WITNESS of which this Agreement has been executed on behalf of the Parties on the date which appears first on page one.

SCHEDULE 1

PART A: THE LENDERS

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

Address

38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

For the attention of

Group Legal Counsel and Company Secretary

Facsimile number

+852 3162 3579

Telephone number

+852 3151 3731

Agent for Service of Process

Shearman & Sterling

CROWN ASIA INVESTMENTS PTY LTD.

Address

Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia

For the attention of

Company Secretary

Facsimile number

+613 9292 8808

Telephone number

+613 9292 8824

Agent for Service of Process

Shearman & Sterling

PART B: THE BORROWERS

CREDIT SUISSE (HONG KONG) LIMITED

Address

88th Floor, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

For the attention of

Kelvin Leung / Stuart Fairbairn

Facsimile number

+852 2284 6347 / +852 2284 6258

Telephone number

+852 2101 6347 / +852 3969 5471

DEUTSCHE BANK AG, HONG KONG BRANCH

Address

Level 52, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

For the attention of

Darius Naraghi / Linda Chung

Facsimile number

+852 2203 7202

Telephone number

+852 2203 8017

SCHEDULE 2

FORM OF BORROWING REQUEST

To: Melco Leisure and Entertainment Group Limited / Crown Asia Investments Pty Ltd.

Date:

Re: Securities Lending Agreement dated November 28, 2011 entered into among Melco Leisure and Entertainment Group Limited, Crown Asia Investments Pty Ltd. and Credit Suisse (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (the “Securities Lending Agreement”)

We hereby notify you that we wish to borrow                      shares of Melco Crown Entertainment Limited (the “Shares”) held by you on the following terms:

Settlement Date:                      2011

Our settlement details are as follows:

Credit Suisse (Hong Kong) Limited

CCASS Participant: Credit Suisse Securities (Hong Kong) Limited

CCASS Participant ID No: B01491

Deutsche Bank AG, Hong Kong Branch

CCASS Participant: Deutsche Securities Asia Limited

CCASS Participant ID No: B01323

Name: Title:

for and on behalf of

Credit Suisse (Hong Kong) Limited / Deutsche Bank AG, Hong Kong Branch

SCHEDULE 3

PROFESSIONAL INVESTOR TREATMENT NOTICE

1.	Each of the Lenders are Professional Investors by reason of them being within a category of person described in the Securities and Futures (Professional Investor) Rules as follows:

1.1	a trust corporation having been entrusted with total assets of not less than HK$40 million (or equivalent) as stated in its latest audited financial statements prepared within the last 16 months, or in the latest audited financial statements prepared within the last 16 months of the relevant trust or trusts of which it is trustee, or in custodian statements issued to the trust corporation in respect of the trust(s) within the last 12 months;

1.2	a high net worth individual having, alone or with associates on a joint account, a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in a certificate from an auditor or professional accountant or in custodian statements issued to the individual within the last 12 months;

1.3	a corporation the sole business of which is to hold investments and which is wholly owned by an individual who, alone or with associates on a joint account, falls within paragraph 1.2 above; and

1.4	a high net worth corporation or partnership having total assets of at least HK$40 million (or equivalent) or a portfolio of at least HK$8 million (or equivalent) in securities and/or currency deposits, as stated in its latest audited financial statements prepared within the last 16 months or in custodian statements issued to the corporation or partnership within the last 12 months.

2.	The Borrowers have categorised the Lenders as Professional Investors based on information the Lenders have given to the Borrowers. Each of the Lenders will inform the Borrowers promptly in the event any such information ceases to be true and accurate. Each of the Lenders will be treated as Professional Investors in relation to all investment products and markets.

3.	As a consequence of categorisation as a Professional Investor, the Borrowers are not required to fulfil certain requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the “Code”) and other Hong Kong regulations. While the Borrowers may in fact do some or all of the following in providing services to the Lenders, the Borrowers have no regulatory responsibility to do so:

3.1	Client agreement

The Borrowers are not required to enter into a written agreement complying with the Code relating to the services that are to be provided to the Lenders.

3.2	Risk disclosures

The Borrowers are not required by the Code to provide the Lenders with written risk warnings in respect of the risks involved in any transactions entered into with the Lenders, or to bring those risks to your attention.

3.3	Information about the Borrower

The Borrowers are not required to provide the Lenders with information about their businesses or the identity and status of employees and others acting on their behalf with whom the Lenders will have contact.

3.4	Prompt confirmation

The Borrowers are not required by the Code to promptly confirm the essential features of a transaction after effecting a transaction for the Lenders.

3.5	Information about clients

The Borrowers are not required to establish each of the Lenders’ financial situation, investment experience or investment objectives, except where the Borrowers are providing advice on corporate finance work.

3.6	Nasdaq–Amex Pilot Program

If the Lenders wish to deal through the Stock Exchange in securities admitted to trading on the Stock Exchange under the Nasdaq-Amex Pilot Program, the Borrowers are not required to provide the Lenders with documentation on that program.

3.7	Suitability

The Borrowers are not required to ensure that a recommendation or solicitation is suitable for the Lenders in the light of each of the Lenders’ financial situation, investment experience and investment objectives.

4.	The Lenders have the right to withdraw from being treated as Professional Investors at any time in respect of all or any investment products or markets on giving written notice to the Compliance Department of the Borrowers.

5.	By entering into this Agreement, each of the Lenders represents and warrants to the Borrowers that it is knowledgeable and has sufficient expertise in the products and markets that it is dealing in and is aware of the risks in trading in the products and markets that it is dealing in.

6.	By entering into this Agreement, each of the Lenders hereby agrees and acknowledges that it has read and understood and has had explained to it the consequences of consenting to being treated as a Professional Investor and the right to withdraw from being treated as such as set out herein and that each of the Lenders hereby consents to being treated as a Professional Investor.

7.	By entering into this Agreement, each of the Lenders hereby agrees and acknowledges that the Borrowers will not provide the Lenders with any contract notes, statements of account or receipts under the Hong Kong Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules where such would otherwise be required.

SIGNATORIES

SIGNED by	) /s/ Lawrence Yau Lung Ho
for and on behalf of	)
MELCO LEISURE AND	)
ENTERTAINMENT GROUP LIMITED	)
in the presence of:

Signed and delivered by

CROWN ASIA INVESTMENTS PTY LTD. in accordance with section 127(1) of the Corporations Act 2001 (Cth) by authority of its directors:
/s/ Kenneth McRae Barton	/s/ Michael James Neilson

Signature of director	Signature of director/secretary

Kenneth McRae Barton	Michael James Neilson

Name of director (print)	Name of director/secretary (print)

SIGNED by	) /s/ Karen Wong
for and on behalf of	)
CREDIT SUISSE (HONG KONG))
LIMITED	)
in the presence of:

/s/ Phyllis Chai

SIGNED by	) /s/ Heidi Yang /s/ Rowena Chu
for and on behalf of	)
DEUTSCHE BANK AG,	)
HONG KONG BRANCH	)
in the presence of:

/s/ Yang Yang